SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARSH & MCLENNAN COMPANIES, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN US$38.68 PER
SHARE
(TITLE OF CLASS OF SECURITIES)

(CUSIP NUMBER OF CLASS OF SECURITIES)

PETER J. BESHAR
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
MARSH & MCLENNAN COMPANIES, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2774
(212) 345-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
RICHARD D. TRUESDELL, JR.
DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4674

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$159,383,359	$18,759.42

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 47,952,135 shares of common stock of Marsh & McLennan Companies, Inc. having an aggregate value of $159,383,359 as of May 18, 2005, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing party: Not applicable.
Form or Registration No.: Not applicable. Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer

     This Tender Offer Statement on Schedule TO relates to an offer to eligible employees by Marsh & McLennan Companies, Inc., a Delaware corporation (“MMC”), to exchange options with an exercise price equal to or greater than US$38.68 per share (the “options”) to purchase shares of MMC’s common stock, par value $1.00 per share (“common stock”), outstanding under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan, the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan and any applicable predecessor plans, as amended (the “Plans”), and held by eligible employees, for new options (the “new options”) to purchase shares of MMC’s common stock to be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated May 23, 2005 (the “offer to exchange”), and the related MMC Stock Option Exchange Form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii).

     Each option holder who elects to exchange options pursuant to this offer to exchange must submit an election form and will be granted new options to purchase a lesser number of shares of common stock, upon the terms and subject to the conditions set forth in the offer to exchange.

     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     The information in the offer, a copy of which is filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation M-A); and Item 13.

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated May 23, 2005.

(a)(1)(ii)	MMC Stock Option Exchange Form.

(a)(1)(iii)	Communication to Eligible MMC Option Holders Announcing the Opening of the Offer, to be
delivered on or around May 20, 2005 (email version for holders who have web access).

(a)(1)(iv)	Communication to Eligible MMC Option Holders Announcing the Opening of the Offer, to be
delivered on or around May 20, 2005 (email version for holders who have web access for the first time).

(a)(1)(v)	Communication to Eligible MMC Option Holders Announcing the Opening of the Offer, to be
delivered on or around May 20, 2005 (paper version).

(a)(1)(vi)	Advance Communication to Selected Business Leaders, Country Heads and HR Leaders of MMC,
dated May 17, 2005.

(a)(1)(vii)	Highlights of the MMC Stock Option Exchange Program.

(a)(1)(viii)	Form of Communication to Tendering Option Holders Confirming Receipt of MMC Stock Option
Exchange Form.

(a)(1)(ix)	Form of Communication to Eligible MMC Option Holders, to be delivered on or around May 20, 2005.

(a)(1)(x)	Reminder Communication to Eligible MMC Employees, to be delivered on or around June 6, 2005
(email and web access version).

(a)(1)(xi)	Reminder Communication to Eligible MMC Employees, to be delivered on or around June 6, 2005 (paper version).

(a)(1)(xii)	Second Reminder Communication to Eligible MMC Employees, to be delivered on or around June
20, 2005 (email and web access version).

(a)(1)(xiii)	Second Reminder Communication to Eligible MMC Employees, to be delivered on or around June
20, 2005 (paper version).

(a)(1)(xiv)	Final Reminder Communication to Eligible MMC Employees, to be delivered on or around June 27,
2005 (email and web access version).

(a)(1)(xv)	Final Reminder Communication to Eligible MMC Employees, to be delivered on or around June 27,
2005 (paper version).

(a)(1)(xvi)	Form of Communication to Tendering Option Holders regarding final election confirmation to be delivered on or around June 30, 2005.

(a)(1)(xvii)	MMC’s Annual Report on Form 10-K, as amended, for the period ended December 31, 2004. Filed with the Securities and Exchange Commission (File No. 001-05998) and incorporated herein by reference.

(a)(1)(xviii)	MMC’s Quarterly Report on Form 10-Q, as amended, for the period ended March 31, 2005. Filed with the Securities and Exchange Commission (File No. 001-05998) and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	MMC’s Definitive Proxy Statement on Schedule 14A for MMC’s 2005 Annual Stockholders’
Meeting. Filed with the Securities and Exchange Commission (File No. 001-05998) and
incorporated herein by reference.

(a)(5)(ii)	Communication to employees of MMC dated March 1, 2005. Filed with the Securities and Exchange
Commission on Schedule TO-C on March 1, 2005.

(a)(5)(iii)	Excerpt from Script for Investor Conference Call Scheduled for 10:00 a.m., March 1, 2005. Filed
with the Securities and Exchange Commission on Schedule TO-C on March 1, 2005.

(a)(5)(iv)	Communication to employees of MMC dated April 13, 2005. Filed with the Securities and Exchange
Commission on Schedule TO-C on April 13, 2005.

(b)	Not applicable.

(d)(1)	Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan
(incorporated by reference to MMC’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)	Form of Awards under the 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(d)(3)	Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(4)	Form of Awards under the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2005	MARSH & MCLENNAN COMPANIES, INC.

	By:	/s/ Bart Schwartz

Name: Bart Schwartz
Title: Vice President and Deputy General Counsel

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated May 23, 2005.

(a)(1)(ii)	MMC Stock Option Exchange Form.

(a)(1)(iii)	Communication to Eligible MMC Option Holders Announcing the Opening of the Offer, to be
delivered on or around May 20, 2005 (email version for holders who have web access).

(a)(1)(iv)	Communication to Eligible MMC Option Holders Announcing the Opening of the Offer, to be
delivered on or around May 20, 2005 (email version for holders who have web access for the first time).

(a)(1)(v)	Communication to Eligible MMC Option Holders Announcing the Opening of the Offer, to be
delivered on or around May 20, 2005 (paper version).

(a)(1)(vi)	Advance Communication to Selected Business Leaders, Country Heads and HR Leaders of MMC,
dated May 17, 2005.

(a)(1)(vii)	Highlights of the MMC Stock Option Exchange Program.

(a)(1)(viii)	Form of Communication to Tendering Option Holders Confirming Receipt of MMC Stock Option
Exchange Form.

(a)(1)(ix)	Form of Communication to Eligible MMC Option Holders, to be delivered on or around May 20, 2005.

(a)(1)(x)	Reminder Communication to Eligible MMC Employees, to be delivered on or around June 6, 2005
(email and web access version).

(a)(1)(xi)	Reminder Communication to Eligible MMC Employees, to be delivered on or around June 6, 2005 (paper version).

(a)(1)(xii)	Second Reminder Communication to Eligible MMC Employees, to be delivered on or around June
20, 2005 (email and web access version).

(a)(1)(xiii)	Second Reminder Communication to Eligible MMC Employees, to be delivered on or around June
20, 2005 (paper version).

(a)(1)(xiv)	Final Reminder Communication to Eligible MMC Employees, to be delivered on or around June 27,
2005 (email and web access version).

(a)(1)(xv)	Final Reminder Communication to Eligible MMC Employees, to be delivered on or around June 27,
2005 (paper version).

(a)(1)(xvi)	Form of Communication to Tendering Option Holders regarding final election confirmation to be delivered on or around June 30, 2005.

(a)(1)(xvii)	MMC’s Annual Report on Form 10-K, as amended, for the period ended December 31, 2004. Filed with the Securities and Exchange Commission (File No. 001-05998) and incorporated herein by reference.

(a)(1)(xviii)	MMC’s Quarterly Report on Form 10-Q, as amended, for the period ended March 31, 2005. Filed with the Securities and Exchange Commission (File No. 001-05998) and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	MMC’s Definitive Proxy Statement on Schedule 14A for MMC’s 2005 Annual Stockholders’
Meeting. Filed with the Securities and Exchange Commission (File No. 001-05998) and
incorporated herein by reference.

(a)(5)(ii)	Communication to employees of MMC dated March 1, 2005. Filed with the Securities and Exchange
Commission on Schedule TO-C on March 1, 2005.

(a)(5)(iii)	Excerpt from Script for Investor Conference Call Scheduled for 10:00 a.m., March 1, 2005. Filed
with the Securities and Exchange Commission on Schedule TO-C on March 1, 2005.

(a)(5)(iv)	Communication to employees of MMC dated April 13, 2005. Filed with the Securities and Exchange
Commission on Schedule TO-C on April 13, 2005.

(b)	Not applicable.

(d)(1)	Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan
(incorporated by reference to MMC’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)	Form of Awards under the 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to MMC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(d)(3)	Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(4)	Form of Awards under the 2000 Employee Incentive and Stock Award Plan (incorporated by reference to MMC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(g)	Not applicable.

(h)	Not applicable.